November 19, 2010

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Forward Funds (File Nos. 033-48940/811-06722)

Post-Effective Amendment No. 77

Dear Sir or Madam:

Electronically transmitted for filing via EDGAR is the registration statement relating to Forward Funds (the “Trust”), a registered open-end management investment company. The registration statement filed herewith is Post-Effective Amendment No. 77 to the Trust’s registration statement on Form N-1A under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 77 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (the “Amendment”).

The Amendment is being filed in connection with changes of the name, advisory arrangement, and investment strategies of the Forward Large Cap Growth Fund (to be renamed the Forward LargeCapPlus Fund) (the “Fund”), an existing series of the Trust. The Amendment contains two Prospectuses (one applicable to Investor Class and Institutional Class shares of the Fund and one applicable to Class Z shares of the Fund), one combined Statement of Additional Information (“SAI”) (applicable to Investor Class, Institutional Class, Class A, Class B, Class C, Class Z and Class M shares of each series of the Trust) which is incorporated by reference into Part B of the Amendment, and a form of supplement to the SAI.

The Amendment is being filed pursuant to Rule 485(a)(1) under the 1933 Act, and it is proposed that the Amendment will become effective on January 20, 2011. The Trust hereby undertakes to file on the effective date of the Amendment definitive versions of the Prospectuses and the supplement to the SAI pursuant to Rule 497 under the 1933 Act for the purposes of incorporating responses to any comments of the SEC Staff relating to this filing and making certain other non-material changes as permitted by that Rule.

Please contact David T. Buhler at (720) 917-0864 with any questions or comments.

Sincerely,

/s/ David T. Buhler

David T. Buhler, Esq.

cc:	Mary Curran, Secretary, Forward Funds

Judy M. Rosenberg, Chief Compliance Officer and Chief Legal Officer, Forward Funds

Douglas P. Dick, Partner, Dechert LLP

Kenneth R. Earley, Dechert LLP

Attachment